Madrona Ventures, Inc.



October 5, 2009



Chris White
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C., USA



Re:  Letter Dated September 28, 2009
     Madrona Ventures, Inc.
     Item 4.01 Form 8-K
     Filed September 16, 2009
     File No. 333-139915


Mr. White

     In response to your letter of September 28, 2009 Madrona Ventures has drafted and amended our previous Form 8-K Item 4.01 Changes in Registrant's Certifying Accountant. The revised Form 8-K covers all of the comments to your previous letter. This draft has been sent to our previous auditor for their review. So at this time we request an additional five business days to fully respond to your letter.


     Sincerely;



     Seijin Ki
     President






                              225-230 Queens Quay W
                              Toronto, ON, M5J 2Y7
                        ski@pelikingroup.com 416-833-8542